Contact

www.linkedin.com/in/kimberlykershaw (LinkedIn)

Top Skills

Creative Direction
Budgets
Negotiation

Kimberly Kershaw

Sports and Event Management Professional
Columbus, Ohio, United States

Summary

Sports Management professional with experience in event management, community outreach, corporate social responsibility and client services. Live event producer experienced in producing, directing, stage managing, strategic planning, corporate asset activation, venue management, brand management, budgeting, staff management and results analysis; International experience with ability to react positively in high-energy, fast-paced environments.

Clients include the USSF, NFL, NHL, MLS, AFL, ATP, AHL, USHL, WPSL, NLL, NCAA - Corporations include OhioHealth, Morgan Stanley, Nationwide, and Chase. - Non-profits include the Blue Jackets Foundation, The Childhood League, and OhioHealth. Events include U.S. Soccer WNT/MNT, NHL International Challenge, NHL All-Star game, NHL SuperSkills Weekend, NHL Entry Draft and Events, ATP Tennis Tournaments, AFL Arena Bowl, NFL Super Bowl Host Committee and NFL pregame show production.

Specialties: Fan Experience; Producing/Directing; Creative Development; Audio/Visual Production; Stage Managing, Script Writing; Budget Management; Vendor negotiation; Choreography; Results analysis

Experience

Major League Volleyball
VP, Event Production and Community Impact
March 2020 - Present (5 years 8 months)

Pro Volleyball Federation
VP Event Production and Community Impact
March 2020 - August 2025 (5 years 6 months)

Freelance

Freelance Consultant
April 2011 - January 2019 (7 years 10 months)
Freelance Event Management

Freelance sports event producer, director and stage manager. Also provide full, comprehensive critique analysis and action plan portfolios for variety of events as it relates to production, entertainment, script analysis, execution, promotional activity, customer service and satisfaction. Have served corporate entities, charitable initiatives as well as sports leagues including the U.S. Soccer Federation, MLS, NHL, AHL, NFL, AFL, NLL, and NCAA.

Uplause
Business Development/Creative Content Consultant
May 2014 - July 2015 (1 year 3 months)

Provide business and creative content development services placing Uplause products in venues across North America. Clients include the X Games, Dallas Cowboys, San Jose Sharks, New Jersey Devils, and Cleveland Browns among others covering a wide variety of leagues, venues and global brands. www.UPLAUSE.com

Columbus Blue Jackets, NHL
Director Event Presentation and Video Production
2000 - 2011 (11 years)

Original hire of start-up NHL franchise business operations team tasked with creating and developing in-arena experience. Produced and directed all events/games, producing features for high-value corporate clients as well as internal departments and insuring a world-class experience for a broad demographic customer base. Supervised the management of the arena video production facilities and staff, overseeing the audio/visual efforts of the organization. Named # 1 Stadium Experience of all professional sports by ESPN The Magazine.

*Worked with multi-million dollar clients in developinig features to drive awareness, increase sales and support their brand.

*Conceptualized and directed the development of video production efforts in order to support team brand and increase entertainment value to customers.

*Created, managed and directed scripts for all events.

*Acted as liason for cross-functional team members including Broadcast, Community Relations, Fan Development, Public Relations, Marketing, Client Services, Corporate Sales, Client Services, and Building Operations.

*Supervised full-time staff and large part-time, freelance and promotional staff.

*Managed large operating and multi-million dollar capital budget.

Education

University of South Florida
Bachelor of Arts (B.A.), Mass Communications

St. Thomas University
Master of Science - MS, Sports and Event Management